SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 – 13º andar 20071-003 Rio de Janeiro - RJ Telefones: (21) 2514-6301/6011 Fax : (21) 2514-6479

MINISTRY OF MINES AND ENERGY
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

(Publicly-held company)
Brazilian Registry of Legal Entities (CNPJ/MF) No. 00001180/0001-26

NOTICE OF MEETING

53nd Annual General Meeting

The shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras – are hereby invited to attend the Annual General Meeting to be held at the Company’s Headquarters, in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, No. 100, Sala 203 of Edifício Centro Empresarial VARIG – Brasília – DF, on April 30th, 2013, at 3:00 p.m., in order to deliberate on the following Agenda:

1. Management Report, Accounting Statements and Fiscal Council, related to the year 2012.
2. Appropriation of net profit for the year and distribution of compensation to shareholders.
3. Election of members of the Board of Directors, one of which will be elected Chairman.
4. Election of members of the Fiscal Council and respective deputies.
5. Compensation of the members of the Board of Directors, Fiscal Council and Executive Management. (Attachment I –Information Provided for in Item 13 of the Reference Form, in compliance with Art. 12 of CVM (Brazilian Securities and Exchange Commission) Instruction No. 481/09).

In compliance with Instruction No. 165, of 12.11.91, of the Brazilian Securities and Exchange Commission, the minimum percentage of participation in the voting Capital needed for the request of the multiple vote adoption will be 5% (five percent).

The deliberations of the Assembly shall be taken by majority of votes, the vote of each shareholder representative proportional to its stake in the company capital.

In order to attend this Meeting (5th Art., caput, of CVM Instruction No. 481, of 12.17.2009), the shareholder or his/her legal representative must submit the following documents:

•	Photo Identification Card;
•	Certified copy of the updated By-laws, if a corporation;
•	Original document or certified copy of proxy granted by the shareholder; and
•	Original document of the share status statement provided by the depository institution or custodian, with the identification of his/her condition as shareholder. Documents mentioned above must be submitted by April 25, 2013, to the Departamento de Administração do Capital Social – DFS, Divisão de Gestão dos Direitos dos Acionistas - DFSA, at Avenida Presidente Vargas, No. 409 – 9th andar [floor], in the City of Rio de Janeiro, RJ, from 8:00 a.m. to 12:00 noon and from 2:00 p.m. to 5:00 p.m.

Any shareholder may be represented by Powers of Attorney pursuant to art. 126, § 1 of Law 6,404, of 1976.

All documents related to the subjects to be deliberated in the Annual General Meeting, under the terms of Art. 133, 3rd paragraph of Act No. 6.404/76 and Art. 11 of CVM Instruction No. 481, edited on 12.17.2009, are available at the Departamento de Administração do Capital Social – DFS, Divisão de Gestão dos Direitos dos Acionistas - DFSA, at Avenida Presidente Vargas, No. 409 – 9th floor, in the City of Rio de Janeiro, RJ and in the web pages of the Company (htpp://www.eletrobras.com.br/ri) and at the Brazilian Securities and Exchange Commission – CVM (htpp://www.cvm.gov.br).

Rio de Janeiro, March 27, 2013.

MÁRCIO PEREIRA ZIMMERMANN
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.